

June 17, 2011

Mr. Cheung Ming, Chief Executive Officer
Studio II Brands, Inc.
16F/Honest Motors Building
9-11 Leighton Road
Causeway Bay, Hong Kong

> **Re: Studio II Brands, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed May 13, 2011**
> **File No. 000-50000**

Dear Mr. Ming:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed May 13, 2011

The Share Exchange Transaction, page 4

1. We note your response to comment three of our letter dated March 9, 2011 and we reissue the comment. In this regard, we note that we are unable to locate referenced Exhibit A.

Facilities, page 7

2. We note your revised disclosure in response to comment nine of our letter dated March 9, 2011 and we partially reissue the comment. Please revise to describe the property in greater detail. See Item 102 of Regulation S-K. In addition, we note the lease has expired. Please revise to discuss how this lease termination affects the property.

3.   We note your revised disclosure in response to comment 10 of our letter dated March 9, 2011 and we partially reissue the comment. Please file your lease agreement for you owned restaurant as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

4.   We note your revised disclosure in response to comment 11 of our letter dated March 9, 2011 and we partially reissue the comment. In this regard, it is unclear how the adequacy and suitability of the properties were addressed.

Risk Factors, page 11

5.   We note your response to comment 23 of our letter dated March 9, 2011. Please further describe to us any relevant education and ongoing training that your Finance Manager and CFO have had relating to U.S. GAAP. Also further describe to us the professional experience of these two individuals, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. To the extent that your CFO acquired professional experience in previous employment at PCCW Ltd (page 26), confirm to us that such experience included the preparation of financial statements in accordance with U.S. GAAP as opposed to Hong Kong GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

6.   Please revise your MD&A disclosure to cover the financial statements of both the predecessor and successor operations, as required by Regulation S-K. Also revise your results of operations and liquidity and capital resources disclosure to discuss changes between comparable periods.

Results of Operations, page 16

7.   We note your revised disclosure in response to comment 29 of our letter dated March 9, 2011. To enhance a readers understanding, please further revise the discussion of your results of operations to both quantitatively and qualitatively describe the significant underlying factor(s) that affected your revenues and expenses for each period presented. For material increases in revenue, provide a narrative discussion of the extent to which such increases are attributable to increases in prices, volume, amount of goods being sold, or to the introduction of new products, and the reasons for such increases. Also describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on revenue or income from operations, including the impact of the 50% discounted franchise fee for the first year of the franchise from February 10, 2010 to February 9, 2011 and full amount of HK$80,000 due per annum from the second year and throughout the term of the agreement (Exhibit 10.4).

8.   We note that your revenues of $274,551, subfranchise fee income of $22,153, gross profit of $191,461, subfranchise fee net income of $11,881, and other income of $3,587 for the nine months ended December 31, 2010 do not agree with respective amounts in the consolidated statement of income and comprehensive income (Exhibit 99.2). Please revise as necessary.

9.   We note your response to comment 32. Please file your agreement with Joystick Limited as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources, page 18

10.   We note your revised disclosure in response to comment 29 of our letter dated March 9, 2011. Please further revise to include a more detailed analysis that quantitatively and qualitatively describes the significant period-to-period variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided.

11.   We note your disclosure that HLL entered into a Shareholder Loan Agreement with Mr. Gu Yao on December 11, 2009 mainly to advance for its day-to-day operational expenses and working capital needs for a term of 2 years from the date of the agreement, and that it serves as an internal source of the company's liquidity to substantiate the needs of day-to-day operational expenses and working capital, if any. We further note your disclosure on page 18 of Exhibit 99.2 that the loan mainly represents an advance to the Company for the acquisition of Legend Sun on February 24, 2010. Please revise your MD&A disclosure accordingly or explain to us why such a revision is not necessary.

12.   Please revise to also include discussion of your subfranchise operations in the liquidity and capital resources disclosure.

13.   We note the discussion of your future plan of operations (page 16), and that you will require additional capital in order to fully implement your business plan of expanding your operations by opening additional restaurants (page 13). Please revise to discuss any expected material changes in your liquidity and capital resources from your future plan of operations and provide an assessment of your ability to meet your cash needs arising from these plans; including any additional financing you will need and the anticipated source of such financing (page 14).

14.   We note your revised disclosure in response to comment 33 of our letter dated March 9, 2011 and we partially reissue the comment. Please revise to disclose all sources of internal and external liquidity. In this regard, we note that the shareholder loan is "an" source of internal liquidity and your statement regarding external sources of liquidity appears incomplete.

15.   We note your revised disclosure in response to comment 35 of our letter dated March 9, 2011 and we partially reissue the comment. Please provide the information required by Item 303(a)(2)(ii) of Regulation S-K or advise.

Management, page 20

16.   We note your response to comment 37 of our letter dated March 9, 2011. Please reconcile your disclosure regarding Mr. Wah's capacity at the company. For instance, we note that you provide Regulation S-K Item 401(e) disclosure regarding why he was chosen as a director but he is not listed as a director in the table.

17.   We note your revised disclosure in response to comment 38 of our letter dated March 9, 2011. We further note that Messrs. Ming and Hing's employment histories fail to cover the past five years as required by Item 401(e) of Regulation S-K and there is an unaccounted for gap in Mr. Wah's employment during that timeframe. Please revise to provide the required Item 401(e) disclosure.

18.   We note your revised disclosure in response to comment 39 of our letter dated March 9, 2011. Please identify the directors who meet the independence standards applicable to you as required by Item 407(a) of Regulation S-K.

Exhibits

19.   We note your revised disclosure in response to comment 46 of our letter dated March 9, 2011 and we partially reissue the comment. Please file all exhibits required by Item 601(b)(10) of Regulation S-K. In this regard we note that the company's articles of incorporation and bylaws, and any amendments thereto, have not been included as exhibits to your filing.

Exhibit 99.1

Hippo Lace Limited

Audited Consolidated Financial Statements for the Period from December 11, 2009 (Inception) to March 31, 2010

Consolidated Statement of Income and Comprehensive Income, page 4

20.   We note on page 16 that your total depreciation expense of $4,241 is classified in operating expenses. Please revise the description of your cost of sales line item pursuant to SAB Topic 11.B.

Notes to Consolidated Financial Statements, page 8

21.   We note your response to comment 51 of our letter dated March 9, 2011. We further note that your security deposits of $41,077 and $41,216 at March 31, 2010 and December 31, 2010, respectively, are approximately 16% and 17% of your total assets at March 31, 2010 and December 31, 2010, respectively. Please revise to provide a security deposits footnote to describe the composition of the balance and your accounting policy.

22.   We note the nature of your cost of sales in response to comment 49 of our letter dated March 9, 2011. Please tell us if your cost of sales also includes any occupancy or labor costs. Also revise to disclose the types of expenses included in cost of sales.

Note 2. Summary of Significant Accounting Policies, page 8

(b) Principles of Consolidation, page 8

23.   We note that Hippo Lace Limited acquired Legend Sun on February 24, 2010. We further note that the Hippo Lace Limited financial statements include the Legend Sun results of operations and cash flows from January 1, 2010 to March 31, 2010. Please tell us why you include the results of operations and cash flows of Legend Sun prior to the acquisition date or revise as necessary.

Note 3. Business Acquisition, page 15

24.   We note your response to comment 60 of our letter dated March 9, 2011 and it appears to us that the total consideration of $182,982 (approximate HK $1,425,024) you paid to acquire 100% ownership of Legend Sun was split between the Legend Sun total assets less liabilities (HK$769,660) and the shareholder loan due to Sizegenic (HK$655,364) at December 31, 2009, as detailed in Schedule 2 to Exhibit 10.1. Please confirm our understanding and, if so, revise your purchase price allocation and related disclosures accordingly.

25.   We note the consultancy deposit received liability of $30,817 in your purchase price allocation at the date of acquisition of Legend Sun. Please explain to us what this liability balance represents and tell us when it originated.

26.   We note your response to comment 61 of our letter dated March 9, 2011. We further note in your response to comment 70 that there was no elimination of the preexisting Legend Sun goodwill of $32,101 when Studio II acquired Hippo Lace Limited. Please revise to disclose the method of determining the fair value of the 2,291,100 Studio II equity interests issued as consideration for HLL. Also revise to describe the qualitative factors that make up the goodwill recognized in the acquisition. Refer to FASB ASC 805-30-50-1(b)(4) and 50-1(a).

Note 6. Operating Expenses, page 16

27.	We note the table of general and administrative expenses in your MD&A includes a line item for professional and audit fee (page 17). Please revise the tables in Note 6 to your March 31, 2010 and December 31, 2010 financial statements so they agree with your MD&A.

Note 7. Other Income and Expenses, page 17

28.	We note that your other income represents consultancy fee income and your other expenses represent the annual franchise fee for the Company owned shop paid to Sizegenic. Please tell us why you classify these amounts in other income and expenses.

29.	We note in your response to comment 50 of our letter dated March 9, 2011 that other income of $61,635 is for the recognition of consultancy service income related to the selection of bistro location, interior design, determination of menu and price, employee training, marketing and promotion, set up and monitor logistic and control of food ordering, production and serving, and kitchen management by Legend Sun to a fellow subsidiary company named Joystick Limited owned by Sizegenic to operate a Portugal branded café bistro. We further note in your response to comment 32 that the amount of income is accounted for the period from January to March 2010 at $30,817 after Hippo Lace Limited acquired Legend Sun and pursuant to the agreement the forfeiture of the deposit of $30,817 for termination of the agreement by Joystick Limited before the expiration of the one year term commenced from August 2009. Please advise us of the following:

	a.	further explain to us these statements in your response;
	b.	describe to us the terms of the Joystick Limited agreement;
	c.	tell us when the above services were rendered; and
	d.	provide us with a copy of the agreement

Note 10. Related Party Transactions, page 18

30.	We note the disclosure in the related party transaction footnote to the Hippo Lace Limited financial statements that states "Common stockholder, Mr. Cheung Ming." Please explain this disclosure to us and tell us the entities in which Mr. Cheung Ming is a common stockholder.

31.	Please revise to also disclose the dollar amounts paid to/received from your transactions with related parties for each period presented.

32.	We note in your response to comment 68 of our letter dated March 9, 2011 that as agreed by Sizegenic in December 2010, the balance of subfranchise fee due from Legend Sun in

April 2010 and materials paid on behalf of Legend Sun carried forward from March 2010 were offset against the consultancy services fee due from its wholly owned subsidiary named Joystick to Legend Sun carried forward from March 2010. Please further explain to us this statement, tell us the amount offset against the consultancy services fee due to Legend Sun, and the date of this transaction. Also revise to further describe all of your transactions with Joystick Limited for each period presented, including the dollar amounts of transactions in each period and amounts due from or to Joystick Limited as of each balance sheet date.

Exhibit 99.2

Hippo Lace Limited

Consolidated Balance Sheets, page 1

33.   We note on page 18 that the stockholder's loan is repayable on December 11, 2011. It appears to us that the stockholder's loan is due within one year of your December 31, 2010 balance sheet date and therefore, is a current liability as of that date. Please reclassify accordingly or explain to us why such a revision is not necessary.

Note 2. Summary of Significant Accounting Policies, page 6

(g) Accounts receivable, page 8

34.   We note your disclosure that accounts receivable are shown net of an allowance for doubtful accounts, and that the Company's management has established an allowance for doubtful accounts sufficient to cover probable and reasonably estimable losses. Please revise to disclose the allowance for doubtful accounts recorded at both March 31, 2010 and December 31, 2010. To the extent that you have not recorded an allowance for doubtful accounts, revise your disclosure as necessary and provide the reason(s) why management believes an allowance is not required.

 (p) Revenue Recognition, page 11

35.   We note your response to comment 64 of our letter dated March 9, 2011 and revised revenue recognition policy disclosure. Please further revise to describe the basis for recognition of the annual franchise fee, as detailed in your response.

Note 7. Franchise Arrangements, page 15

36.   We note your discussion of the monthly management fees under the franchise and subfranchise agreements on page 7 of the Form 8K/A1. We further note in Exhibit 10.4 that the franchise fee you owe to Sizegenic for the two subfranchises was discounted at 50% for the first year, and that the full amount of HK$80,000 is due per annum from the

second year and throughout the term of the agreement. Please further revise your franchise arrangements footnote to provide disclosure of the management fees due to you from the subfranchises and the management fees you owe to Sizegenic. Also add disclosure of the future minimum franchise fee payments that you owe to Sizegenic for your two subfranchises, pursuant to Exhibit 10.4.

Note 8. Segment Information, page 16

37.   We note your disclosure of reportable segments in response to comment 55 of our letter dated March 9, 2011. Please reconcile your segment information to your financial statements or revise as necessary.

Exhibit 99.6

38.   Revise to provide audited financial statements of Hippo Lace Limited as of and for the nine months ended December 31, 2010 so that the Form 8-K will include 24 months of audited financial statements for both Hippo Lace Limited and its predecessor, Legend Sun (see our comment immediately following).

Exhibit 99.7

39.   We note the unaudited December 10, 2009 balance sheet, and unaudited statements of operations, cash flow, and stockholder's equity for the period from March 30, 2009 (inception) to December 10, 2009 filed in response to comment 48 of our letter dated March 9, 2011 (Exhibit 99.7). Be advised that financial information of a registrant's predecessor is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the registrant; and financial statements for the registrant and its predecessor should collectively be 'as of' all dates and 'for' all periods required by Article 8 of Regulation S-X. Please provide an audited balance sheet for Legend Sun as of February 23, 2010 and audited statements of operations, cash flow, and stockholders' equity for the period from March 30, 2009 (inception) to February 23, 2010. Also provide footnotes to the financial statements and confirm to us in your response that the Legend Sun financial statements include all costs incurred on its behalf by its parent, Sizegenic, pursuant to SAB Topic 1.B.1.

General

40.   Be advised that when a registrant succeeds to substantially all of the operations of another entity, that entity is the registrant's predecessor. In these situations, audited financial statements of the predecessor and successor are expected to be presented for periods required by Regulation S-X with no lapse in audited periods; and the predecessor financial statements should also be included in any subsequent periodic reports until the predecessor periods are no longer covered by the periodic report. In addition, Regulation S-K requires MD&A covering the financial statements of the predecessor and successor.

Please note that the financial information of separate entities may not be combined for purposes of the discussion. Based on the Hippo Lace February 24, 2010 acquisition of Legend Sun, and the Studio II Brands February 10, 2011 acquisition of Hippo Lace, it appears to us that the financial statements for the years ended March 31, 2010 and 2011 to be included in your upcoming Form 10-K should be presented in a bifurcated fashion as follows:

a. For fiscal 2010, Legend Sun (predecessor to Hippo Lace): April 1, 2009 through February 23, 2010 and;

b. Hippo Lace (successor): February 24, 2010 through March 31, 2010;

c. For fiscal 2011, Hippo Lace (predecessor to Studio II Brands): April 1, 2010 through February 9, 2010; and

d. Studio II Brands (successor): February 10, 2010 through March 31, 2011

Please confirm our understanding. To the extent that you do not agree with this financial statement presentation, tell us the financial statements that you believe should be included in your March 31, 2011 Form 10-K along with the basis for your conclusion.

Form 10-Q/A for the period ended December 31, 2010

Unregistered Sales of Equity Securities and Use of Proceeds, page 17

41. We note your response to comment 74 of our letter dated March 9, 2011. Please tell us when you plan to file an amended Form 10-Q that incorporates your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director